Filed by Rentrak Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Rentrak Corporation

Commission File No.: 000-15159

Date: September 30, 2015

Dear Fellow Rentrak Colleagues,

For more than three decades, Rentrak has been on the forefront of measuring movie and TV content across every screen. Today, I am excited to share with you the news that Rentrak is continuing on our mission to provide the most precise measurement of movies and TV everywhere by uniting through a merger with comScore, the industry leader in providing measurement and analytics across the digital landscape.

I invite you to join me for an all employee video conference call today at 4:45 p.m. ET/1:45 p.m. PT when I will provide greater detail about this union and answer your questions. The video can be accessed here: Rentrak Employee Call or through call-in number 650-479-3207, access code 643898499. In the meantime, you can see a copy of the release at Rentrak.com, which contains the details of the transaction.

As two of the entertainment and advertising industry’s foremost leaders of modern media measurement, Rentrak and comScore will together provide our clients with the most comprehensive and precise measurement of TV, digital and movie content available today, and in the future.

As you all know, the way people watch movies and TV has dramatically shifted over the last decade. As people have begun to view content on their own terms, on their own time and on the screens of their choice, the way this multiscreen content is measured has also shifted. By combining the best movie and TV measurement (Rentrak) with the best digital audience and advertising measurement (comScore), we will together be able to offer the industry with what it has long been asking: a single cross-platform measurement currency that accounts for all the ways people consume media, whether that be on live or time-shifted TV, video on demand, or streamed or downloaded on a personal computer, tablet, mobile or over-the-top device.

I understand that you all probably have a lot of questions regarding this announcement, including what will happen to the Rentrak brand and, specifically, what your role will be in the newly formed company. Throughout the industry, the Rentrak brand is recognized and respected as a leader in precision and innovation, and we intend to keep the brand alive through the products the industry has long trusted to provide the most precise movie and television insights. Rentrak brings to the combined organization an immeasurable wealth of knowledge, experience, expertise and skill that cannot be duplicated. Your dedication and hard work has been critical in getting Rentrak to where it is today, and I sincerely look forward to a continuation of your professional journey with us as we evolve.

Please keep in mind that the merger between Rentrak and comScore is subject to regulatory approval and customary closing conditions. Until the transaction is completed, which we expect will occur in early 2016, Rentrak and comScore will operate as separate companies. Until then, it is business as usual for all of us, as we continue to provide the most precise measurement of movies and TV everywhere to our clients across the globe.

Finally, please note that today’s announcement may generate interest from the media and other third parties. As always, it is important for Rentrak to speak with one voice. If you receive any outside inquiries, please immediately forward them to Angela Fenske at 503.331.2833 or angela.fenske@rentrak.com.

This union is in line with the vision and goals of both companies and the media industry as a whole, and I hope you share in my excitement as we move toward accelerating the pace of innovation in media measurement. Thank you all for your hard work and dedication. I look forward to continuing advancing the industry with each of you.

Kindest regards,

Bill Livek

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including with respect to the anticipated timing, completion and effects of the proposed merger between comScore and Rentrak. These statements are based on management’s current expectations and beliefs, and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These forward-looking statements include statements about future financial and operating results; benefits of the transaction to customers, shareholders and employees; potential synergies and cost savings; the ability of the combined company to drive growth and expand customer and partner relationships; and other statements regarding the proposed transaction. Forward-looking statements may contain words such as “will be,” “will,” “expected,” “anticipate,” “continue,” or similar expressions, and include the assumptions that underlie such statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: failure of the comScore stockholders or Rentrak shareholders to approve the proposed merger; failure to achieve regulatory approval; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees, customers and suppliers; and other factors, including those set forth in the most current Annual Report on Form 10-K, Quarterly Report on Form 10-Q and Current Reports on Form 8-K reports filed by comScore and Rentrak with the SEC. All forward-looking statements are based on management’s estimates, projections and assumptions as of the date hereof, and comScore and Rentrak are under no obligation (and expressly disclaim any such obligation) to update or revise their forward-looking statements whether as a result of new information, future events, or otherwise.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed merger or otherwise. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the proposed merger, comScore intends to file a registration statement on Form S-4, which will include a preliminary prospectus and related materials to register the shares of comScore common stock to be issued in the merger, and comScore and Rentrak intend to file a joint proxy statement/prospectus and other documents concerning the proposed merger with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT COMSCORE, RENTRAK, AND THE PROPOSED MERGER. Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when they are available) and any other documents filed by comScore and Rentrak with the SEC at the SEC’s website at www.sec.gov. They may also be obtained for free by contacting comScore Investor Relations by mail at comScore, Inc., 11950 Democracy Drive, Suite 600, Reston, Virginia 20190, Attention: Investor Relations, by telephone at (310) 279-5980, or by going to comScore’s Investor Relations page on its corporate web site at www.comscore.com, or by contacting Rentrak Investor Relations by mail at Rentrak Corporation, 7700 N.E. Ambassador Place, Portland, Oregon 97220, Attention: Investor Relations, by telephone at (503) 284-7581, or by going to Rentrak’s Investor Relations page on its corporate web site at www.rentrak.com. The contents of the websites referenced above are not deemed to be incorporated by reference into the registration statement or the joint proxy statement/prospectus.

Participants in the Solicitation

Each of Rentrak and comScore and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from their respective shareholders or stockholders with respect to the transactions contemplated by the merger agreement. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of comScore or Rentrak security holders in connection with the proposed merger will be set forth in the registration statement and the joint proxy statement/prospectus when filed with the SEC. Information regarding Rentrak’s executive officers and directors is included in Rentrak’s Proxy Statement for its 2015 Annual Meeting of Shareholders, filed with the SEC on July 9, 2015, and information regarding comScore’s executive officers and directors is included in comScore’ Proxy Statement for its 2015 Annual Meeting of Stockholders, filed with the SEC on June 8, 2015. Copies of the foregoing documents may be obtained as provided above. Certain executive officers and directors of comScore and Rentrak have interests in the transaction that may differ from the interests of comScore stockholders and Rentrak shareholders generally. These interests will be described in the joint proxy statement/prospectus when it becomes available.